KW
3/9

SEC Mail Processing Section
MAR 7 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 7 2013
Washington DC
402

SEC FILE NUMBER
8- 31114

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCW Funds

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street., Suite 1800
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

13014019

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TCW FUNDS DISTRIBUTORS
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

OATH OR AFFIRMATION

I, Johnson P. So, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2012 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

EDWARD LEE RANSOME
Commission # 1952034
Notary Public - California
Los Angeles County
My Comm. Expires Sep 12, 2015

Signature

Chief Financial Officer
Title

STATE OF CALIFORNIA } ss.
COUNTY OF LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2013.

Notary Public

TABLE OF CONTENTS
This report** contains (check all applicable boxes):

* For condition of confidential treatment of certain portions of this filing, see Section 240.17a- 15(e)(3).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
TCW Funds Distributors:

We have audited the accompanying financial statements of TCW Funds Distributors (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, statement of changes in shareholder's equity and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCW Funds Distributors as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules G, H and I listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2013

TCW FUNDS DISTRIBUTORS
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents (Note 2 and Note 3)	$4,392,427
Distribution fees receivable (Note 2)	1,218,420
Due from affiliate, net (Note 5)	76,608
Prepaid expenses	117,608
TOTAL ASSETS	$5,805,063
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Distribution fees payable to Advisor (Note 5)	$1,218,420
Other accrued expenses	10,805
Total Liabilities	1,229,225
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	4,501,838
Total Shareholder's Equity	4,575,838
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$5,805,063

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Distribution fees (Note 2)	$12,156,859
Commission fees (Note 2)	15,636,518
Placement fees (Note 2)	146
Dividend income	526
Total Revenues	27,794,049
EXPENSES	
Distribution fees expense (Note 2)	12,156,859
Commission expense (Note 2)	15,636,573
Professional fees and other expenses	110,667
Regulatory expense	189,617
Total Expenses	28,093,716
Loss before Income Tax Benefit	(299,667)
Income Tax Benefit (Note 2)	(118,047)
NET LOSS	($181,620)

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	COMMON STOCK		Additional		
	No. of Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2012	10,000	$10,000	$64,000	$4,683,458	$4,757,458
Net loss				(181,620)	(181,620)
Balances at December 31, 2012	10,000	$10,000	$64,000	$4,501,838	$4,575,838

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		($181,620)
Adjustments to reconcile net loss to		
net cash used for operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	($12,283)	
Distribution fees receivable	(340,799)	
Other receivable	13,451	
Due from affiliate	(722,082)	
Distribution fees payable	340,799	
Other accrued expenses	(84)	
Total adjustments		(720,998)
Net cash used for operating activities		(902,618)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(902,618)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		5,295,045
CASH AND CASH EQUIVALENTS AT END OF YEAR		$4,392,427
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Net cash used in operating activities:		
Income taxes for 2010 and 2011 to Parent		$10,714

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 1 - ORGANIZATION

Organization - TCW Funds Distributors (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Parent is an indirect subsidiary of Société Générale, S.A. ("SG"). The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company derives most of its revenues from several affiliates. Additionally, as described in Note 5, the Company entered into an expense-sharing agreement with Trust Company of the West ("TCW", an affiliate of the Company) whereby certain expenses are allocated by the Parent to the Company. Therefore, if the Company were a stand-alone entity the financial statements presented could be materially different.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents - The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2012, cash and cash equivalents consist of approximately $2,684,069 investments in demand deposits with a bank and approximately $1,708,358 in a money market mutual fund.

Investments - Investment transactions are recorded on a trade-date basis. Interest income is recorded when earned and dividend income is recorded when declared. Investments are recorded at estimated fair value, with unrealized gains and losses recognized in the statement of operations. Net realized gains or losses are calculated using the specific identification method.

Distribution Fees - The Company serves as the distributor to TCW Funds, Inc. ("TFI") and as the non-exclusive distributor of each class of TFI's family of funds' shares. TFI has a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to the N Class shares of each fund. Under the terms of the plan, the Company receives distribution fees from TFI of 0.25% of the funds' net assets for N Class. In general, these fees are received from TFI within ten business days after month-end. The Company expects to use all of these fees to compensate and reimburse TCW Investment Management Company "TIMCO", the investment advisor of TFI, who pays the retirement plan service providers, brokers, financial advisers and other financial intermediaries for providing administrative services to their customers. At December 31, 2012, the Company had $1,218,420 of distribution fees payable to TIMCO and the Company recorded distribution fee expense of $12,156,859 during the year.

Commission Fees - The Company earns commissions revenue from TCW for serving as a broker-dealer of its affiliates' mutual funds and other investment funds. The Company pays its registered representatives the commissions through TCW. Since TCW acts as the disbursing agent for the commission payments, the Company has to reimburse TCW. During 2012, the Company earned commissions of $15,636,518 and expensed commissions of $15,636,573.

Placement Fees - The Company earned placement fees of $146 from TCW/SG AM AI Premium Fund which is managed by SGAM, Inc., an affiliated investment adviser. There were no placement fees receivable at December 31, 2012. The Company has recorded commission expense of $146 that was paid to TCW.

Income Taxes - The Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense to each subsidiary based upon the subsidiary's pre-tax income included in the computation of the Parent's consolidated income tax provision. The details of deferred tax expenses or benefits are recognized in the financial statements of the Parent and are allocated to the Company based on the temporary differences between the tax and the book basis of the Company's assets and liabilities that give rise to deferred taxes.

The Company's income tax benefit differs from the amounts determined by applying the 39% U.S. statutory federal income tax rate to pretax loss due primarily to state income taxes.

The Company will recognize any interest and penalties related to uncertain tax positions in income tax expense. The tax years 2008 to 2012 and 2009 to 2012 remain open to examination by the state and Federal taxing jurisdictions, respectively, to which the Company's significant operations are subject. As of December 31, 2012, the Company does not believe that there will be a material change in the estimated unrecognized tax benefits within the next twelve months.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The Company's financial instruments, primarily including cash and cash equivalents, distribution and placement fee receivables, and distribution fees payable, are recorded at their cost or contract amount which is considered by management to approximate their fair value as they are short-term in nature or are subject to frequent repricing.

Recent Accounting Pronouncements – In May 2012, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2012-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* ASU 2012-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2012-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2012-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2012. The Company is currently evaluating the impact this ASU may have on the Company's financial statements.

NOTE 3 - FINANCIAL INSTRUMENTS

The Company's financial assets measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are money market funds, listed equities and equity index funds. The Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

- Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category are convertible bonds.

- Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Investments generally included in this category are securities that cannot be publicly offered or sold unless registration has been affected under the Securities Exchange Act of 1933.

The following is a summary of the Company's financial assets as of December 31, 2012 that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash equivalents-				
Money market mutual fund	$1,708,358	$0	$0	$1,708,358
Total assets	$1,708,358	$0	$0	$1,708,358

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. There were no significant transfers of investments between Level 1, Level 2, and Level 3 during the year ended December 31, 2012. There are no financial assets and liabilities that are accounted for at fair value on a non-recurring basis as of December 31, 2012.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $3,129,035, which was $3,047,087 in excess of its required net capital of $81,948. The Company's ratio of aggregate indebtedness to net capital was .39 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation of Reserve Requirements for Brokers or Dealers nor is the Company required to provide Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.

NOTE 5 – RELATED PARTIES

The net due from affiliates balance consists of income tax payable which are non-interest bearing and are expected to be paid within the next twelve months. The Company entered into an Expense Sharing Agreement ("Agreement") with TCW. The purpose of the agreement is for TCW to accept responsibility for the general and administrative expenses of the Company and to serve as common paymaster for the purpose of eliminating duplication in accounting and payments for shared expenses. In accordance with NASD's Notice to Members dated October 2003, the Company maintains a schedule of operating expenses paid for by TCW on behalf of the Company that are not reflected in the statement of operations. During 2012, the amount of indirect operating expenses was $164,499.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements, except for the sale on February 6, 2013 of the Company's Parent to The Carlyle Group, a global alternative asset manager.

* * * * * * *

SUPPLEMENTAL SCHEDULE G

TCW FUNDS DISTRIBUTORS
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

NET CAPITAL -		
Total shareholder's equity from statement of financial condition		$4,575,838
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Prepaid expenses	(117,608)	
Distribution fee receivable	(1,218,420)	
Due from affiliate, net	(76,608)	
Total deductions and/or charges		(1,412,636)
Net capital before haircuts on securities positions		3,163,202
Haircuts on securities:		
Money market mutual fund	34,167	
Total haircuts		34,167
NET CAPITAL		$3,129,035
TOTAL AGGREGATE INDEBTEDNESS		$1,229,225
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$81,948
EXCESS NET CAPITAL		$3,047,087
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.39

Note: There are no material differences between the above Computation of Net Capital Under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2012 filed on February 27, 2013, as amended.

SUPPLEMENTAL SCHEDULE H

TCW FUNDS DISTRIBUTORS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL SCHEDULE I

TCW FUNDS DISTRIBUTORS
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 27, 2013

TCW Funds Distributors
Los Angeles, California

In planning and performing our audit of the financial statements of TCW Funds Distributors (the "Company"), a wholly owned subsidiary of The TCW Group, Inc., as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
TCW Funds Distributors

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation, (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by TCW Funds Distributors (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a difference of $12.38.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2013

JAN-25-2013 17:27 TCW 213 P.01

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031114 FINRA DEC
TCW FUNDS DISTRIBUTORS 18*19
ATTN: JOHNSON SO
SVP FIN OP
865 SOUTH FIGUEROA STREET
LOS ANGELES CA 90017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1.68

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied 5/6 1101 21 (~~1,094.83~~)

D. Assessment balance due or (overpayment) 5/6 1105 53 (~~1,093.15~~)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(~~1,093.15~~) 5/6 1105 53

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCW Funds Distributors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 13.

FIN OPS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

FAX

SIPC REVIEWER

Dates: 1-28-13 Postmarked 1-28-13 Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1-28-2013
Edited for your information

beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 27,794,049

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 12,156,859

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 15,636,518

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 27,793,377

2d. SIPC Net Operating Revenues $ 672

2e. General Assessment @ .0025 $ 1.68

(to page 1, line 2.A.)